Exhibit 99.1

To:	All Allergan Employees

From:	David E. I. Pyott, Chairman of the Board and CEO

Re:	Allergan News

Colleagues:

I am pleased to share that Allergan and Actavis have reached an agreement to combine our two powerful, successful companies to create a top 10 global pharmaceutical powerhouse with more than $23 billion in pro forma revenues anticipated in 2015. The combination will create an unrivaled foundation for long-term growth, including the potential for double-digit revenue and earnings growth, anchored by leading, world-class blockbuster franchises. The result will be the world’s fastest-growing, most dynamic growth pharmaceutical company in global healthcare. We will create a new category in the pharmaceutical industry - “Growth Pharma” - defined by robust and sustainable revenue and earnings growth.

Like us, the Actavis culture is centered around innovation and customer service. Through this acquisition, we will be able to preserve Allergan’s strengths while creating unparalleled new areas of advantage such as:

•	Maintaining our emphasis on R&D and innovation with a robust and diversified portfolio of generic and branded pharmaceuticals

•	Continuing to focus on our specialties with an emphasis on customer centricity

•	Extend the Allergan growth story by as part of a larger company with similar operating philosophy

Over the past 30 years, Actavis has grown from a U.S.-based, generics-focused business into a diversified international pharmaceutical company with a balanced mix of generics and branded products. Actavis currently has more than 1,000 products in over 60 countries with an estimated 2014 revenue of $14.8 Billion. With 23,600 employees worldwide, the company is headquartered in Dublin, Ireland, and has its U.S. administrative headquarters in Parsippany, New Jersey. The combined company will be led by Brent Saunders, CEO and President of Actavis. Integration planning, led by the senior management teams of both companies, will begin immediately in order to transition rapidly to a single company.

I recognize this has been a challenging time for employees around the world and you likely have questions and concerns about today’s announcement. Therefore, today at 8:30 a.m. PT and 4:30 p.m. PT there will be global Town Hall meetings, led by Doug Ingram, President, to share additional details regarding today’s announcement and to address your questions. A meeting invite will be sent shortly, and the meetings will be webcast live through the Allergan portal.

I would like to thank you for your outstanding performance in 2014 and your continued hard work and dedication. Today marks the start of a new future for Allergan, and one that I strongly believe will deliver significant opportunities for the company as well as our customers and their patients.

David